MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER OF 2014

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

The following management’s discussion and analysis ("MD&A"), which is dated as of November 11, 2014, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three and nine-month periods ended September 30, 2014 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine-month periods ended September 30, 2014 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2013 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars and, unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 29, 2014, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company's Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

CONTENT

FORWARD-LOOKING STATEMENTS	2
Core Business	4
Q3 2014 Highlights	4
Twangiza Mine	7
Namoya - Mine under Construction	9
Exploration	9
Selected Financial Results of Operations	10
Summary of Quarterly Results	13
Liquidity and Capital Resources	15
Contractual Obligations	16
Related Party Transactions	16
Critical Accounting Estimates	17
Newly Applied Accounting Standards	20
Accounting Standards Issued but Not Yet Effective	20
Financial Instruments	21
Risks and Uncertainties	21
Outstanding Share Data	24
Disclosure Controls and Procedures	24
Internal Control Over Financial Reporting	24
Non-IFRS Measures	26
Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates	28

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the commissioning of and production from its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional oxide and free-milling mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SA, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of gold from oxide and free-milling material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

THIRD QUARTER OF 2014 HIGHLIGHTS

(I) FINANCIAL

The table below provides a summary of financial and operating results for the three and nine-month periods ended September 30, 2014 and corresponding periods in 2013 as well as the second quarter of 2014:

	Q3 2014	Q3 2013	Q2 2014	YTD 2014[1]	YTD 2013[1]
Selected Financial Data
Revenues	33,285	27,133	26,534	90,258	84,786
Total mine operating expenses[2]	(25,192)	(24,183)	(22,243)	(71,833)	(68,926)
Gross earnings from operations	8,093	2,950	4,291	18,425	15,860
Net income/(loss)	3,750	(3,671)	(2,998)	48	(456)
Basic net earnings/(loss) per share ($/share)	0.01	(0.01)	(0.01)	0.00	(0.00)
Key Operating Statistics
Average gold price received ($/oz)	1,233	1,329	1,292	1,254	1,434
Gold sales (oz)	26,997	20,410	20,537	71,961	59,118
Gold production (oz)	27,171	20,784	21,431	68,739	59,733
All-in sustaining cost per ounce ($/oz)[3]	698	1,072	906	866	1,109
Adjusted all-in sustaining cost per ounce ($/oz)[4]	702	1,092	945	827	1,120
Cash cost per ounce ($/oz)[3]	615	834	732	762	831
Adjusted cash cost per ounce ($/oz)[4]	618	850	764	728	840
Gold margin ($/oz)[3]	618	495	560	492	603
Financial Position
Cash and cash equivalents	2,148	14,827	6,460	2,148	14,827
Gold bullion inventory at market value [5]	2,335	4,962	2,476	2,335	4,962
Total assets	869,068	783,190	861,162	869,068	783,190
Long term debt	192,079	157,621	160,827	192,079	157,621

(1) For the nine-month periods ended September 30, 2014 and 2013

(2) Includes depletion and depreciation.

(3) All-in sustaining cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to the non-IFRS measures section of this M D&A for additional information. All-in sustaining cost per ounce, cash cost per ounce and gold margin for 2013 have been restated on a production basis as compared to a sales basis in prior periods.

(4) All-in sustaining cost per ounce and cash cost per ounce have been adjusted to be presented on a sales basis as opposed to the current presentation which is on a production basis

(5) This represents 1,919 ounces of gold bullion inventory, with a cost of $791, shown at the September 30, 2014 closing market price of $1,217 per ounce of gold.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

  Revenues during the three months ended September 30, 2014 were $33,285 a 23% increase compared to the prior year’s quarter of $27,133. During the third quarter of 2014, ounces of gold sold increased by 32% to 26,997 ounces compared to sales of 20,410 ounces during the third quarter of 2013. The average gold price of $1,233 per ounce was obtained for total revenues of $33,285 realized during Q3 2014 (compared to an average price of $1,329 per ounce obtained during the corresponding period in 2013 for total revenues of $27,133).

  Mine operating expenses, including depletion and depreciation, for three months ended September 30, 2014 were $25,192 compared to prior year quarter of $24,183. The slight increase in costs was due to increased milling throughput of 48%, as the operation reached an annualized run rate of approximately 1.6 mtpa or 93% of the 1.7 mtpa design capacity. These costs were partially offset by the lower mining tonnes moved to achieve planned ore production. Production costs for the third quarter of 2014 were $16,697 compared to $17,339 for the third quarter of 2013 as a result of the lower waste tonnes mined due to a decreased strip ratio and lower consumables consumption.

  Gross earnings from operations for the respective three and nine-month periods ended September 30, 2014, were $8,093 and $18,425, compared to $2,950 and $15,860, respectively, for the corresponding periods of 2013. This translated into improved gross margins of 24% for the third quarter of 2014 and 20% for the nine month period in 2014.

  Cash costs per ounce on a production basis for the third quarter of 2014 were $615 per ounce of gold (compared to $834 per ounce of gold for the third quarter of 2013 and $732 for the second quarter of 2014). Cash costs for Q3 2014 were lower than prior quarters as a result of increased mine and plant productivity as Twangiza progressed forward towards steady state production levels and normalized production costs in line with life of mine expectations.

  All-in sustaining costs declined in the third quarter to $698 per ounce (compared to $1,072 per ounce of gold for the third quarter of 2013 and $906 for the second quarter of 2014) driven by lower cash costs and lower levels of sustaining capital expenditures in the period.

  Adjusted cash costs per ounce and adjusted all-in sustaining costs per ounce for the third quarter of 2014, on a sales basis, were $618 and $702, respectively. Adjusted cash costs per ounce and adjusted all-in sustaining costs per ounce for the nine months of 2014, on a sales basis, were $728 and $827, respectively. All- in sustaining costs per ounce and cash costs per ounce are non-IFRS measures. Refer to the non-IFRS measures section of this MD&A for additional information.

(II) OPERATIONAL - TWANGIZA

  The Twangiza and Namoya mines incurred no lost time accidents during the third quarter of 2014. Namoya has had no lost time incidents year-to-date, and at the end of the third quarter, Twangiza had 242 incident free days.

  During the three months ended September 30, 2014, the plant at the Twangiza Mine processed 394,500 tonnes of ore (compared to 266,320 tonnes during the corresponding period in 2013 and 340,654 tonnes in the second quarter of 2014) achieving 93% of design capacity for the quarter. Ore was processed at an indicated head grade of 2.60g/t Au (compared to 2.83 g/t Au during the corresponding period in 2013 and 2.44 in the second quarter of 2014) with a recovery rate of 82.2% (compared to 82.9% during the corresponding period in 2013 and 84.3% in the second quarter of 2014) to produce 27,171 (compared to 20,784 during the corresponding period in 2013 and 21,431 in the second quarter of 2014) ounces of gold.

  The Run-of-Mine (“ROM”) Pad sheltered storage area was completed prior to the commencement of the rainy season, providing 40,000 tonnes of dry material storage to ensure the availability of sufficient tonnes of acceptable moisture content to the processing plant.

  With these ore delivery and throughput achievements, site management’s focus has now moved from the expansion mode to delivering incremental operational efficiencies.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

(III) MINE UNDER CONSTRUCTION – NAMOYA

  During the third quarter of 2014, the Namoya Mine produced 4,671 ounces of gold from a total of 150,304 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the CIL circuit, at an indicated head grade of 2.11 g/t Au.

  At the Namoya Mine, management, along with internal expertise and external consultants, evaluated the issues identified during the commissioning process as a result of the quantity of fine material exceeding the design capacity of the plant. The Company has determined that the optimal plan of action is through the acquisition of an agglomeration drum to run the mine as an agglomerated heap leach operation while pursuing options to best utilize the CIL plant to process the fines material.

  The plan for the fourth quarter of 2014 will be to increase the monthly stacking rate to up to 90,000 tonnes per month of available high grade ore and processing higher grade fine material through the CIL plant.

(IV) EXPLORATION

  During the third quarter of 2014, exploration activities continued with low level exploration and ground maintenance activities in the Twangiza Regional (Mufwa), Kamituga, Lugushwa and Namoya projects. Exploration activities mainly involved geological mapping, channel and trench sampling, rock chips sampling, limited orientation IP survey work as well as the analysis of geological results from field work carried out in prior periods.

(V) CORPORATE DEVELOPMENT

  In August 2014, the Company closed a liquidity backstop facility through the private placement of securities comprising senior secured notes and warrants for gross proceeds of up to $35 million. As of the date of this MDA, the Company has drawn the maximum amount available under the facility. A portion of the proceeds from the initial notes issued under the facility were used for the repayment of certain bank loans in the DRC totaling $12.8 million.

  In August 2014, the Company announced the signing of a non-binding Memorandum of Understanding for two gold sale transactions, one for $41 million relating to the Twangiza Mine and the second for $80 million relating to the Namoya Mine.

(VI) SUBSEQUENT EVENT

  In November 2014, the Company announced the signing of the $41 million definitive agreement with respect to the Twangiza Mine gold sale transaction. This transaction is expected to close shortly. The funds will be used for meeting general corporate obligations such as trade payables and to provide the working capital to ramp up the Namoya Mine to full production.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

TWANGIZA MINE

During the third quarter of 2014, record mill throughput and resulting production levels were achieved at Twangiza. These operational milestones were a result of the combination of the success of numerous process improvements implemented during the period coupled with favorable processing conditions. The third quarter at Twangiza falls entirely within the normal dry season. Although some rainfall was recorded in each month, it was not significant. Pre-screening and crushing of a portion of the ore fed to the plant has significantly improved the process rate. The benefit of these improvements and the completion of the ROM pad roof are expected to mitigate the adverse impact that the rainfall associated with the wet season has previously had on operating performance.

TWANGIZA MINE	Q3 2014	Q2 2014	Q3 2013	Prior Year
				Change %
Gold sales (oz)	26,997	20,537	20,410	32%
Gold produced (oz)	27,171	21,431	20,784	31%
M aterial mined (t)	1,027,311	871,849	1,168,875	(12%)
Ore mined (t)[1]	589,288	485,276	494,535	19%
Waste mined (t)	438,023	386,573	674,340	(35%)
Strip ratio (t:t)[2]	0.74	0.80	1.36	(45%)
Ore milled (t)[1]	394,500	340,654	266,320	48%
Head grade (g/t)[3]	2.60	2.44	2.83	(8%)
Recovery (%)	82.20	84.30	82.90	(1%)
Cash cost per ounce ($US/oz)[4]	615	732	834	(26%)
Adjusted cash cost per ounce ($US/oz)[5]	618	764	850	(27%)

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.

(2) Strip ratio is calculated as waste mined divided by ore mined.

(3) Head grade refers to the indicated grade of ore milled.

(4) Cash cost per ounce is a non-IFRS measure. Refer to the non-IFRS measures section of this M D&A for additional information.

(5) Adjusted cash cost per ounce has been presented on a sales basis as opposed to on a production basis

Gross spending and unit costs for Q3 2014 compared to Q2 2014 and Q3 2013 are as follows:

Mine Operating Costs	(In '000s)			Cost per tonne Milled
	Q3 2014	Q2 2014	Q3 2013	Q3 2014	Q2 2014	Q3 2013
Mining Costs	3,430	3,059	3,968	8.7	9.0	14.9
Processing Costs	8,583	8,999	8,522	21.8	26.4	32.0
Overhead	4,506	4,414	4,545	11.4	13.0	17.1
Inventory Adjustments	178	(774)	304	0.5	(2.3)	1.1
Total Mine operating cost	16,697	15,698	17,339	42.4	46.1	65.1
Total tonnes milled ( tonnes)	394,500	340,654	266,320

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

Mining

A total of 1,027,311 tonnes of material (Q3 2013 – 1,168,875 tonnes) were mined during the three month period ended September 30, 2014. Total ore mined was 589,288 tonnes (Q3 2013 – 494,535 tonnes). The strip ratio for the third quarter of 2014 fell to 0.74 as compared to 1.36 during the corresponding period in 2013 in accordance with the mine schedule which drove the mining cost per tonne milled from $14.9 to $8.7 per tonne.

Processing & Engineering

For the three month period ended September 30, 2014, the plant at the Twangiza Mine processed 394,500 tonnes of ore (third quarter of 2013 – 266,320 tonnes) reducing the processing cost per tonne milled from $32 per tonne to $21.8, a drop of 32%. Throughput in the current period increased to 93% of design capacity with the completion of the plant upgrade project. Improved mill productivity was assisted by dryer weather conditions than the previous year, and dryer material aided by the new sheltered ROM storage area along with improvements in pre-screening and ore crushing circuits. Recoveries during the quarter decreased slightly compared to the same prior year period to an average rate of 82.2% (third quarter of 2013 – 82.9%) driven mainly by lower head grade. With the achievement of design throughput in the current quarter, site management can now focus on incremental operational efficiencies to increase throughput on a consistent basis and improve recoveries. The processing costs were $0.4 million lower compared to the second quarter of 2014 as a result of lower consumption of mill consumables.

Sustaining Capital Activities

All project capital at Twangiza was substantially complete prior to the third quarter of 2014 and the future focus will be on mobile mine equipment and the Tailings Management Facility (“TMF”). For this reason only $2.3 million was incurred during the quarter compared to $5.0 million in the third quarter of 2013.

During the third quarter of 2014 and subsequently up to the date of this MD&A, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Mine:

  ROM Pad Roofing
  The ROM Pad roofing was completed during the third quarter of 2014, consistent with the expected completion timeline, in order to mitigate the impact of weather conditions during the upcoming wet season.

  TMF
  The Phase 3 lift of the TMF was completed in the third quarter of 2014 and ongoing TMF work continued at levels more consistent with management’s plan.

Cash Cost and All-in sustaining costs

Cash costs per ounce for the third quarter of 2014, on a production basis, were significantly lower than the prior year period primarily due to increased production of 6,387 ounces or 31% over the third quarter of 2013, while gross spending decreased slightly as a result of achieved operational efficiencies. The all-in sustaining costs decreased from $1,072 in Q3 2013 to $698 per ounce in Q3 2013, mainly due to the lower cash costs but also the reduced capital expenditures in the third quarter of 2014 with the completion of the processing plant and mining infrastructure.

Cash Cost per ounce produced	($US/ounce)			($US/ounce)		Change
	Q3 2014	Q2 2014	Q3 2013	YTD 2014	YTD 2013	(%)
Mining Costs	126	143	191	162	167	(3%)
Processing Costs	316	420	410	374	417	(10%)
Overhead	166	205	218	195	240	(19%)
Inventory Adjustments	7	(36)	15	31	7	349%
Total cash costs per ounce	615	732	834	762	831	(8%)
Total ounces produced (ounces)	27,171	21,431	20,784	68,739	59,733	15%
All-in sustaining costs per ounce	698	906	1,072	866	1,109	(22%)

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

NAMOYA - MINE UNDER CONSTRUCTION

Mining continued at the Seketi and Mwendamboko pits during the third quarter of 2014 comprising 375,072 tonnes of material of which 101,402 tonnes were ore. The lower mine production compared to the previous quarter (859,465 tonnes for the second quarter of 2014) was a result of management’s decision to slow down mining in July and August due to a lower achievable feed rate through the wet scrubbing circuit.

As previously reported, during the third quarter of 2014, management worked with internal expertise and external consultants in order to evaluate, assess and determine a remediation plan to address the issues identified during the hot commissioning stage and best utilize the Namoya Mine. The Company has determined that the most appropriate course of action is the addition of a traditional agglomeration drum to the current circuit. Until the agglomeration drum is installed, ore to the heap-leach will continue to be semi-agglomerated on the transport conveyors to the stacker. The heap leach circuit will be the main focus of the operations, allowing for production at Namoya to progress towards life-of-mine levels while continuing to evaluate the most optimal manner to utilize the CIL circuit.

Additions to Mine under Construction during the third quarter of 2014 mainly consisted of work performed in the determination of the optimal remediation plan as well as pre-commercial operating losses due to the mine operating at levels which are below break-even. There were no significant capital amounts spent on project construction or on the acquisition of new property, plant and equipment.

During the third quarter of 2014, the Namoya mine produced 4,671 ounces of gold from a total of 150,304 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the CIL circuit, at an indicated head grade of 2.11 g/t Au, bringing the year-to-date production to 9,175 ounces. The plan for the fourth quarter of 2014 will be to increase the monthly stacking rate to up to 90,000 tonnes per month of available high grade ore and processing higher grade fine material through the CIL plant.

EXPLORATION

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya, exploration work during the third quarter of 2014 was comprised of low level exploration and ground maintenance activities in the Twangiza Regional (Mufwa), Kamituga, Lugushwa and Namoya projects. Low level exploration activities included geological mapping, channel and trench sampling, rock chip sampling and limited orientation induced polarization survey works.

To support the Namoya operations, near term exploration will focus on the following:

  Deliver sufficient drilling to allow mine operations to define a mineable high grade reserve at the Filon B target to incorporate incremental ounce production for 2015;
  Prepare for the drill program in early 2015 to covert inferred and indicated resources to reserves within the existing open pits;
  Prepare an exploration program for 2015 to delineate resources from beneath current open pits for underground mine production, and;
  Prepare an exploration program for 2015 to delineate resources from identified targets within a 5 kilometres radius of the current operations.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

SELECTED FINANCIAL RESULTS OF OPERATIONS

Selected Financial Data	Q3 2014	Q3 2013	Q2 2014	YTD 2014	YTD 2013
Revenues	33,285	27,133	26,534	90,258	84,786
Production costs	(16,697)	(17,339)	(15,698)	(52,402)	(49,656)
Depreciation and depletion	(8,495)	(6,844)	(6,545)	(19,431)	(19,270)
Gross earnings from operations	8,093	2,950	4,291	18,425	15,860
General & administration	(3,128)	(1,385)	(3,158)	(7,183)	(4,441)
Interest & bank charges	(2,530)	(1,213)	(1,954)	(6,168)	(3,663)
Net income/(loss)	3,750	(3,671)	(2,998)	48	(456)
EBITDA	13,815	3,186	10,518	24,303	18,852
Basic net earnings/(loss) per share	0.01	(0.01)	(0.01)	0.00	(0.00)

Revenues

Revenues increased in the three and nine month periods ended September 30, 2014 as compared to the corresponding periods of 2013 as a result of increased gold ounces sold, partially offset by lower average realized gold prices. The average gold price received on sales in the third quarter of 2014 was $1,233 per ounce compared to $1,329 per ounce received in 2013. The average realized gold price was lower than the average spot price as a result of the timing of gold sales such that the volume of gold sales increased through the quarter when the spot price was depressed.

Production costs by element

The table below provides the production costs for the three and nine month periods ended September 30, 2014, as well as the three and nine-month periods ended September 30, 2013.

Production Costs	Q3 2014	Q3 2013	Change	YTD 2014	YTD 2013	Change
	($000's)	($000's)	(%)	($000's)	($000's)	(%)
Raw materials and consumables	7,889	8,404	(6%)	25,037	23,305	7%
Salaries	4,006	3,361	19%	10,976	11,434	(4%)
Contractors	1,980	2,782	(29%)	6,796	7,828	(13%)
Other overhead	2,644	2,488	6%	7,432	6,703	11%
Inventory adjustments	178	304	(41%)	2,161	386	460%
Total production costs	16,697	17,339	(4%)	52,402	49,656	6%

Production costs, excluding inventory adjustments, for the three and nine months ended September 30, 2014 were slightly lower than the corresponding 2013 periods, as mine and mill productivity contributed to improved operating efficiencies allowing for increased production with reduced lower costs. Details of changes in production cost categories are included below:

Salaries

Salaries increased in the three months ended September 30, 2014 as compared to the corresponding period in 2013 as a result of the increased levels of activity in the process plant as well as the Company using increased levels of internal resources in the place of certain contractors. For the nine months ended September 30, 2014, salaries decreased slightly compared to the corresponding period of 2013 as a result of reducing management layers at site, partially offset by the increased usage of internal resources in the place of certain contractors.

Contractors

Contractors decreased in the three and nine months ended September 30, 2014, as compared to the corresponding periods in 2013 as a result of using increased levels of internal sources in the place of certain contractors.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

Other overhead

Other overhead expense increased in the three and nine months ended September 30, 2014 as compared to the corresponding periods in 2013 as a result of the increased levels of production and the resulting sales.

Inventory adjustments

Inventory adjustments decreased in the three months ended September 30, 2014 as compared to the corresponding period in 2013 as a result of lower per unit production costs. For the nine months ended September 30, 2014, inventory adjustments increased as compared to the corresponding period of 2013 as a result of the sale of late 2013 production in early 2014.

General and administrative expenses

The table below provides the general and administrative expenses for the three and nine month periods ended September 30, 2014, as well as the three and nine-month periods ended September 30, 2013.

General & administrative expenses	Q3 2014	Q3 2013	Change	YTD 2014	YTD 2013	Change
	($000's)	($000's)	(%)	($000's)	($000's)	(%)
Salaries and employee benefits	687	767	(10%)	2,147	1,929	11%
Consulting, management, and professional fees	455	245	86%	1,008	794	27%
Office and sundry	287	176	63%	979	803	22%
DRC corporate office	1,479	-	-	2,396	-	-
Depreciation	18	12	50%	49	37	32%
Other	202	185	9%	604	878	(31%)
General and administrative expenses	3,128	1,385	126%	7,183	4,441	62%

Other charges & provisions	102	-	-	671	3,600	(81%)

General and administrative expenses increased to $3,128 and $7,183 for the three and nine months ended September 30, 2014, respectively, compared to $1,385 and $4,441, respectively, for the corresponding periods in 2013. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Employee benefits decreased slightly in the third quarter of 2014 to $687 compared to $767 for the corresponding period in 2013 as a result of the timing of changes in personnel, but were slightly higher on a year-to-date basis at $2,147 compared to $1,929, for the corresponding period in 2013, due to year over year inflationary increases.

Consulting, management, and professional fees

Consulting, management, and professional fees include mainly legal and auditing fees, which increased to $455 and $1,008 for the three and nine months ended September 30, 2014, respectively, compared to $245 and $794, respectively, for the corresponding periods in 2013, as a result of increased costs related to financing activities and higher regulatory compliance costs.

Office and Sundry

Office and sundry increased to $287 and $979 for the three and nine months ended September 30, 2014, respectively, compared to $176 and $803, respectively, for the corresponding periods in 2013, as a result of the additional costs associated with government fees and taxes related to the preferred share dividends.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

DRC corporate office

The DRC corporate office provides in country support for the operations. For the three and nine months ended September 30, 2014, DRC regional office support expenses were $1,479 and $2,396, respectively. The increase in the expense was due to support resources now focusing more on the requirements of mine operations as opposed to exploration activities in the previous year.

Other expenses

Other general and administrative expenses include travel and promotion expenses relating to a publicly traded company and contributions to the Banro Foundation. The expenses decreased from the respective prior periods as a result of the Company focusing efforts and resources on achieving productivity at Twangiza and the issues identified at Namoya.

Interest and bank charges

Interest and bank charges increased significantly in the three and nine month periods ended September 30, 2014 as compared to the corresponding periods in 2013 as a result of the Company requiring additional financing in order to provide improved liquidity while ramping the Twangiza operations up to levels consistent with the life-of-mine.

Other charges and provisions

Other charges and provisions of $102 and $671 were incurred respectively during the three and nine months ended September 30, 2014, representing legal and shareholder services resulting from dissident shareholder nominees for the election of directors that were subsequently withdrawn. During the nine months ended September 30, 2013, $3,600 was incurred for settlement with the Company’s former CEO.

Net income

The Company’s operations for the three and nine month periods ended September 30, 2014 showed a net income of $3,750, or $0.01 per share, and $48, or $0.00 per share, respectively, compared to a net loss of $3,671, or $0.01 per share, and $456, or $0.00 per share, respectively, incurred in the corresponding periods of 2013. The income generated in the current period was driven by the mining operations as a result of higher ounce production and gross earnings from the Twangiza operations.

EBITDA

EBITDA for the three and nine months ended September 30, 2014 was 333% and 29% higher than the corresponding periods in 2013, primarily due to an increase in gold ounces sold while operating expenses remained flat, partially offset by a decrease in the realized price.

EXPLORATION AND DEVELOPMENT PROJECT EXPENDITURES

Exploration and evaluation expenditures

During the third quarter of 2014, the Company incurred exploration and evaluation expenditures of $2,042 (three months ended June 30, 2013 - $4,938) capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

Exploration and evaluation expenditures	Q3 2014	Q3 2013	Change	YTD 2014[1]	YTD 2013[1]	Change
	($000's)	($000's)	(%)	($000's)	($000's)	(%)
Twangiza project	124	1,228	(90%)	1,677	4,127	(59%)
Namoya project	269	1,266	(79%)	1,389	3,551	(61%)
Lugushwa project	648	1,202	(46%)	2,345	3,727	(37%)
Kamituga project	706	1,231	(43%)	2,591	3,949	(34%)
Banro Congo Mining SARL	295	11	2,582%	1,097	48	2,185%
	2,042	4,938	(59%)	9,099	15,402	(41%)

(1) For the nine months ended September 30, 2014 and 2013.

As a part of managing costs across the Company, mine exploration work has been reduced and some support activities redirected to assist the operations as the Company transitions primarily to an operations focused company in the near term.

Mine development expenditures

During the first nine months of 2014, the Company incurred development expenditures of $72,403 (Q3 2013 - $122,128), net of pre-production revenue of $11,860, with respect to the development of the Namoya mine, which are capitalized in the consolidated statement of financial position as mine under construction asset.

Mine Development Expenditures	YTD 2014[1]	H1 2014	YTD 2013[1]
	Namoya	Namoya	Namoya
	($000's)	($000's)	($000's)
Mine development expenditures	72,363	49,613	122,128
Pre-commercial production revenue	(11,860)	(6,411)	-
Net expenditures	60,503	43,202	122,128

(1) For the nine months ended September 30, 2014 and 2013.

Mine development expenditures relate to project capital, pre-operating expenses and capitalized interest. Included in the $72,363 of mine development expenditures is $5,787 of depreciation and $17,899 of capitalized interest. Pre-commercial production revenue at Namoya consists of revenue from the sale of 9,344 ounces of gold sold at an average price of $1,269 per ounce. During the third quarter of 2014, there were no significant new project capital costs.

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2014. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Revenues	33,285	26,534	30,439	27,022	27,133	24,484	33,169	33,939
Gross earnings from operations	8,093	4,291	6,041	3,090	2,950	2,288	10,622	11,733
Net income/(loss)	3,750	(2,998)	(704)	2,086	(3,671)	(3,054)	6,269	5,874
Earnings/(loss) per share, basic ($/share)	0.01	(0.01)	(0.00)	0.01	(0.01)	(0.01)	0.03	0.03
Earnings/(loss) per share, diluted ($/share)	0.01	(0.01)	(0.00)	0.01	(0.01)	(0.01)	0.03	0.03

The Company recorded revenue of $33,285 for the three month period ended September 30, 2014 and a net income of $3,750. Revenue and gross earnings from operations for the three month period ended September 30, 2014 were higher than the prior quarter due to there being approximately 6,460 more ounces of gold sold in the third quarter of 2014 from improved production at Twangiza. Increase in net income in the third quarter was driven by higher gross earnings from operations, and gains from the re-valuation of financial instruments partially offset by higher general and administrative expenses and interest costs.

The Company recorded revenue of $26,534 for the three month period ended June 30, 2014 and a net loss of $2,998. Revenue and gross earnings from operations for the three month period ended June 30, 2014 were lower than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 due to gold produced in December 2013 and sold in January 2014. In addition to the lower gross earnings from operations, increased general and administrative expenses were incurred as a result of increased legal and shareholder services that resulted from dissident shareholder nominations, for the election of directors, which were subsequently withdrawn, in connection with the annual shareholders’ meeting.

The Company recorded revenue of $30,439 for the three month period ended March 31, 2014 and a net loss of $704. Revenue and gross earnings from operations for the three months ended March 31, 2014 were higher than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 as compared to Q4 2013. Although revenue was higher during the quarter, transactions costs, dividends on preferred shares, and a loss on the change in the fair value of preferred shares were all expenses that contributed to the net loss of $704 for the quarter.

The Company recorded revenues of $27,022 for the three month period ended December 31, 2013 and net income of $2,086. Revenue and gross earnings from operations for the three months ended December 31, 2013 remained consistent with revenues and gross earnings from operations incurred during the three-month period ended September 30, 2013 even though the gold price declined during the fourth quarter as the Company sold more ounces of gold during the fourth quarter. The net profit recognized in the fourth quarter was driven by a gain on a change in the fair value of preferred shares as compared to the third quarter of 2013.

The Company recorded revenues of $27,133 for the three month period ended September 30, 2013, compared to $24,484 for the second quarter of 2013. The increase in revenue was primarily a result of greater ounces sold as compared to the prior quarter. The net loss for the third quarter of 2013 was driven by a $3,248 loss on change in fair value of the Company’s issued preference shares during the third quarter. Further adding to the net loss recorded in the third quarter was the higher mining-related costs, including fuel and replacement parts, from the Twangiza mine as compared to prior quarters.

The Company recorded revenues of $24,484 for the three month period ended June 30, 2013, compared to $33,169 for the first quarter of 2013. The lower revenues were primarily a result of the 17% decline in the average spot gold price received for gold sold during the period as well as 11% less gold sold during the period as compared to the first quarter of 2013. The settlement with the Company’s former CEO reduced the Company’s gross earnings from mining operations to a net loss for the quarter.

During the first quarter of 2013, the Company recorded revenue of $33,169, which was lower than the fourth quarter of 2012 as the price of gold had decreased during the quarter, however net income increased as the Company reduced costs following the first full quarter of commercial production.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2014, the Company had cash and cash equivalents of $2,148 compared to cash and cash equivalents of $4,452 as at December 31, 2013. As a result of the minimal liquidity available as at December 31, 2013, and the Company’s need to continue to fund operations until production from Namoya reaches commercial production levels, it was necessary to carry out a further financing of $40 million in February 2014 in the form of preferred shares as well as a liquidity back-stop facility for up to $35 million in August 2014 in the form of notes.

In February 2014, the Company completed a $40 million financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares of two of the Company's subsidiaries. The preferred shares issued under the Private Placement pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 63,000 common shares of the Company at a strike price of $0.5673 per common share.

On August 18, 2014, the Company closed a liquidity backstop facility (the “Facility”) by the Company for gross aggregate proceeds of up to $35,000. The Facility provides for the issuance two classes of notes, defined as Priority Lien Notes and Parity Lien Notes, as well as common share purchase warrants of the Company. The warrants entitle the holders thereof to acquire 13,300 common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 17, 2017. The notes will mature on July 31, 2016, but may be prepaid at any time in whole or in part without penalty. The notes bear initial interest rates of 10% and 15% for the Priority Lien Notes and Parity Lien Notes, respectively, accruing and payable monthly in arrears, with semi-annual step up provisions in interest to as high as 20% and 25% for the Priority Lien Notes and Parity Lien Notes, respectively, seven months before expiry. Any interest payable on or before July 31, 2015 may be capitalized monthly by the Company by adding the accrued interest to the outstanding principal of the notes. The interest rate applicable to any such capitalized interest will be 2% higher.

During the three-month period ended September 30, 2014, the Company spent $1,024 in cash for exploration and evaluation expenditures (of which two-thirds of the cost was for support services in the DRC) and $8,153 in cash (net of pre-production revenue) for the development of the Namoya mine (compared to $4,375 spent on exploration and evaluation expenditures and $32,311 spent on the development of the Twangiza and Namoya mines during the third quarter of 2013). In addition, during the three-month period ended September 30, 2014, the Company spent $3,896 on capital assets (compared to $9,170 spent during the corresponding period in 2013) to carry on its projects in the DRC.

Based on the revenues expected to be generated from the Company’s Twangiza mine, together with the Company’s renegotiation of bank loan repayment terms and cash on hand, the Company expects to have access to sufficient funds to carry out its proposed 2014 operating and capital budgets for the Twangiza mine and for corporate overhead. The Company has been evaluating options for the optimization of the Namoya gold plant and assessing the financial requirements to carry out the modifications required at Namoya. As disclosed in the Company’s November 4, 2014 press release, the Company has signed a definitive agreement for the $41 million Twangiza Mine gold sale transaction. If at any time during the year it becomes apparent that there may be a strain on the Company’s cash flows, the Company may elect to defer non-essential capital expenditures to a future year.

As a result of restrictive covenants in the Indenture under which certain of the Company’s outstanding Notes were issued (the "2012 Offering"), the Company’s ability to incur additional debt is currently limited to approximately $15 million. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, suspension or delays in the receipt of goods and services, equipment breakdowns, or should the price of gold decrease further, the Company may need to further examine funding options.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at September 30, 2014 are described in the following table:

Contractual Obligations		Payments due by period
		Less than	One to	Four to five
	Total	one year	three years	years
	($000's)	($000's)	($000's)	($000's)
Operating leases	685	505	180	-
Bank loans	22,761	14,558	8,203	-
Long-term debt - 2012 Offering	175,000	-	175,000	-
Interest on long-term debt - 2012 Offering	43,750	17,500	26,250	-
Long-term debt - Facility	30,700	-	30,700	-
Interest on long-term debt - Facility	11,674	983	10,691	-

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine-month periods ended September 30, 2014 and 2013 was as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	($000's)	($000's)	($000's)	($000's)
Short-term employee benefits	929	872	2,504	3,209
Other benefits	20	20	53	59
Employee retention allowance	53	49	145	156
Settlement	-	(258)	-	2,756
	1,002	683	2,702	6,180

During the three and nine month periods ended September 30, 2014, directors fees of $139 and $308 respectively (three and nine month periods ended September 30, 2013 - $75 and $198, respectively) were incurred for non-executive directors of the Company. As of September 30, 2014, $167 was included in accrued liabilities as a payable to seven directors.

	September 30,	December 31,
	2014	2013
	($000's)	($000's)
Due from related parties	248	63
Due to related party	709	635

During the three and nine month periods ended September 30, 2014, legal fees of $597 and $1,127, respectively (three and nine month periods ended September 30, 2013 - $60 and $1,311), incurred in connection with the Company’s financings as well as general corporate matters, were paid to Norton Rose Fulbright Canada LLP, a law firm of which one partner was a director of the Company and Djunga & Risasi, another law firm of which one partner is a director of a subsidiary of the Company. As at September 30, 2014, the balance of $709 (December 31, 2013 - $575) owing to these law firms was included in due to related parties in the interim condensed consolidated statements of financial position.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

During the three and nine month periods ended September 30, 2014, the Company incurred common expenses of $57 and $131, respectively (three and nine month periods ended September 30, 2013 - $104 and $187, respectively) in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with a common director. As at September 30, 2014, an amount of $152 (December 31, 2013 – $60 due to related parties) owing from Loncor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and nine month periods ended September 30, 2014, the Company incurred no common expenses (three and nine month periods ended September 30, 2013 - $4 and $70) with Gentor Resources Inc. (“Gentor”), a corporation which had common directors. As at September 30, 2014, an amount of $60 (December 31, 2013 - $63) owing from Gentor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and nine month periods ended September 30, 2014, there was no repayment to Delrand Resources Limited

(“Delrand”) with respect to the Company’s share of prior period common expenses in the DRC (three and nine month periods ended September 30, 2013 - $7). As at September 30, 2014, an amount of $36 (December 31, 2013 - $5) was due from Delrand. Amounts due from Delrand as at December 31, 2013 were included in Investment in Associate.

These transactions are in the normal course of operations and are measured at the exchange amount.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements included the following:

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the nine months ended September 30, 2014 included:

September 30,
2014
Risk free interest rate	1.05%
Expected life	3 years
Annualized volatility	76.27%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	$0.16

Depletion of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the asset’s useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

  when the mine is substantially complete and ready for its intended use the ability to produce a saleable product
  the ability to sustain ongoing production at a steady or increasing level the mine has reached a level of pre-determined percentage of design capacity mineral recoveries are at or near the expected production level the completion of a reasonable period of testing of the mine plant and equipment

The results of operations of the Company during the periods presented in the Company’s consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive income/loss during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

NEWLY APPLIED ACCOUNTING STANDARDS

The following new and revised standards and interpretations were applied as of January 1, 2014:

  IAS 32, “Financial Instruments: Presentation” (amendment);
  IAS 36, “Impairment of Assets” (amendment);
  IAS 39, “Financial Instruments: Recognition” (amendment);
  IFRIC 21, “Levies” (new).

The application of these new and revised standards and interpretations did not have a significant impact on the Company’s interim condensed consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The mandatory effective date was previously January 1, 2015 and has since been removed with the effective date to be determined when the remaining phases of IFRS 9 are completed. Once it is complete, the Company will be evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2017. The Company is evaluating the impact of this standard.

An amendment to IAS 16, Property, Plant and Equipment (“IAS 16”) was issued by the IASB in May 2014. The amendment prohibits the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. It clarifies that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendment to IAS 16 is effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 38 Intangible Assets (“IAS 38”) was issued by the IASB in May 2014. The amendment prohibits the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendment to IAS 38 is effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

IFRS 2, Share-based payments (“IFRS 2”) was amended by the IASB in the second quarter of 2014. The amendments change the definitions of “vesting condition” and “market condition” in the standard, and add definitions for “performance condition” and “service condition”. They also clarify that any failure to complete a specified service period, even due to the termination of an employee’s employment or a voluntary departure, would result in a failure to satisfy a service condition. This would result in the reversal, in the current period, of compensation expense previously recorded reflecting the fact that the employee failed to complete a specified service condition. These amendments are effective for transactions with a grant date on or after July 1, 2014. These amendments had no impact on the Company’s interim financial statements.

IFRS 3, Business combinations (“IFRS 3”) was amended by the IASB in the second quarter of 2014. The amendments clarify the guidance in respect of the initial classification requirements and subsequent measurement of contingent consideration. This will result in the need to measure the contingent consideration at fair value at each reporting date, irrespective of whether it is a financial instrument or a non-financial asset or liability. Changes in fair value will need to be recognized in profit and loss. These amendments are effective for transactions with acquisition dates on or after July 1, 2014. These amendments had no impact on the Company’s interim financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The Company’s consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, bank indebtedness, accounts payable, accrued liabilities, and due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not typically enter into such arrangements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars, European euros and the Kenyan shilling. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income/(loss). During the three and nine month periods ended September 30, 2014 and 2013, the Company recorded a foreign exchange losses of $202 and $233, respectively, and a gain of $177 and a loss of $254 during the corresponding periods in 2013, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 29(c) of the Interim Financial Statements for additional details.

Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options. Excluding long-term debt, preferred shares, and one bank loan, all other financial obligations of the Company including bank indebtedness of $4,581, accounts payable of $69,508, accrued liabilities of $8,075, bank loans of $14,558, and balances due to related parties of $709 are due within one year.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured ("Notes") with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with additional debt financing carried out during 2013 and 2014, the Company has a significant amount of indebtedness. The Company and certain of its subsidiaries also have financial obligations with respect to outstanding preferred shares. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its debt, theCompany will be in default and holders of the debt could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The Indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Exploration and Development Risk

Certain of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resources Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurance can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual information form dated March 29, 2014 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 11, 2014, the Company had outstanding 252,101 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 15,732 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), additional warrants (entitling the holders to purchase a total of 13,300 common shares of the Company at a price of Cdn$0.269 per share until August 17, 2017) and 735 broker warrants (with each such broker warrant entitling the holder to purchase one common share of the Company at a price of Cdn$3.25 until February 24, 2015). Reference is also made to the Private Placement completed in February 2014 as referred to under “Liquidity and Capital Resources” above, pursuant to which preferred shares of two subsidiaries of the Company were issued. At the option of the holders of such preferred shares and at any time before the maturity date of such preferred shares of June 1, 2017, the holders are entitled to exchange their preferred shares into 63,000 common shares of the Company at a strike price of $0.5673 per common share.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2013 management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2013, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2013, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 1992. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the six months ended June 30, 2014, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

NON-IFRS MEASURES

Management uses cash cost to monitor financial performance and provide additional information to investors and analysts. Cash cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a production basis.

Adjusted cash cost per ounce is determined on a sales basis.

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a production basis.

Adjusted all-in sustaining cost per ounce is determined on a sales basis.

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Cash cost	YTD 2014	YTD 2013	Q3 2014	Q3 2013	Q2 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	71,833	68,926	25,192	24,183	22,243
Less: Depletion and depreciation	(19,431)	(19,270)	(8,495)	(6,844)	(6,545)
Total cash costs	52,402	49,656	16,697	17,339	15,698
Gold production (oz)	68,739	59,733	27,171	20,784	21,431
Cash cost per ounce ($/oz)	762	831	615	834	732

All-in sustaining cost	YTD 2014	YTD 2013	Q3 2014	Q3 2013	Q2 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	71,833	68,926	25,192	24,183	22,243
Less: Depletion and depreciation	(19,431)	(19,270)	(8,495)	(6,844)	(6,545)
Total cash costs	52,402	49,656	16,697	17,339	15,698
Sustaining capital	7,101	16,577	2,262	4,950	3,709
All-in sustaining costs	59,503	66,233	18,959	22,289	19,407
Gold production (oz)	68,739	59,733	27,171	20,784	21,431
All-in sustaining cost per ounce ($/oz)	866	1,109	698	1,072	906

Adjusted cash cost	YTD 2014	YTD 2013	Q3 2014	Q3 2013	Q2 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	71,833	68,926	25,192	24,183	22,243
Less: Depletion and depreciation	(19,431)	(19,270)	(8,495)	(6,844)	(6,545)
Total cash costs	52,402	49,656	16,697	17,339	15,698
Gold sold (oz)	71,961	59,118	26,997	20,410	20,537
Adjusted cash cost per ounce ($/oz)	728	840	618	850	764

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

Adjusted all-in sustaining cost	YTD 2014	YTD 2013	Q3 2014	Q3 2013	Q2 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	71,833	68,926	25,192	24,183	22,243
Less: Depletion and depreciation	(19,431)	(19,270)	(8,495)	(6,844)	(6,545)
Total cash costs	52,402	49,656	16,697	17,339	15,698
Sustaining capital	7,101	16,577	2,262	4,950	3,709
All-in sustaining costs	59,503	66,233	18,959	22,289	19,407
Gold sold (oz)	71,961	59,118	26,997	20,410	20,537
Adjusted all-in sustaining cost per ounce ($/oz)	827	1,120	702	1,092	945

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2014

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Company uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov